Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
 (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2008	2009

Net Income	$186	$129
Income taxes	116	81
Capitalized interest	(3)	—
	299	210

Fixed charges, as defined:

Interest	97	115
Capitalized interest	3	—
Interest component of rentals charged to operating income	6	5
Total fixed charges	106	120

Earnings, as defined	$405	$330

Ratio of earnings to fixed charges	3.82	2.75